April 13, 2012

BY OVERNIGHT MAIL AND BY EDGAR

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

Re:	E. I. du Pont de Nemours and Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-00815

Dear Mr. Cash:

Below please find the responses (the “Responses”) of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”) to the comments (the “Comments”) set forth in the letter dated March 16, 2012 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to DuPont. For the convenience of the Staff, DuPont has restated each of the Comments in italics and numbered each of the Responses to correspond to the numbers of the Comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.              You stated in your letter to us dated July 9, 2009 that you had sales to Iran, Sudan, and Syria, and that a foreign subsidiary recently had agreed to acquire a minority interest in foreign entity that annually sells product into Sudan. You also stated in the letter that your foreign subsidiaries might consider future requests to sell certain products into Syria if approved by your European-based trade committee. As you know, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements, since your referenced letter to us. Your response should describe any products, materials, components, equipment, technology, or services you have provided into each of the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

DuPont complies with all applicable multinational and national laws and regulations governing cross-border trade, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”). DuPont has developed an extensive compliance program covering all consolidated subsidiaries, both foreign and domestic, in order to (1.) ensure compliance with laws regarding trade and investment, and (2.) balance the Company’s business opportunities against economic risks and foreign policy initiatives and concerns. The heart of the program is the DuPont Code of Conduct which includes a policy on trade with potentially sensitive countries that addresses, among many issues, restrictions on trade. Under the policy, the Company requires review of potential transactions with sensitive destinations by established committees that include appropriate regional legal representation.

As a result of DuPont’s policy and compliance program, the Company’s interactions with Iran, Sudan and Syria, discussed below, are very limited.  However, certain DuPont products are industrial materials or food additives which could be incorporated into other products and possibly sold into these countries without the Company’s knowledge.

DuPont does not have any employees or direct or indirect consolidated subsidiaries in Iran, Sudan or Syria.  The Company does not have any properties or facilities in Iran, Sudan or Syria. As allowed under the U.S. trade laws, DuPont does use regional third party agents and attorneys to protect its intellectual property rights in these countries. DuPont’s limited contacts with these countries are described below.

Iran

Prior to 2005, some of DuPont’s European subsidiaries were engaged, mostly through agents or distributors in selling limited, non-U.S. industrial products for the Iranian market. In 2005 DuPont decided to exit all of its business in Iran and attempted to withdraw from its contracts in an orderly fashion.  One of the company’s European subsidiaries had a long term contract to sell titanium dioxide, for use in Iran. As part of its orderly withdrawal process, the subsidiary agreed to fill orders through 2009. As a result, DuPont had titanium dioxide sales of about $1.8 million into Iran in 2009. The Company did not have any sales into Iran in 2010.

As described in Note 2 to the Company’s consolidated financial statements filed with its Annual Report on Form 10-K for the year ended December 31, 2011, on May 19, 2011, DuPont acquired 92.2 percent of the outstanding shares of Danisco A/S (“Danisco”), a global enzyme and specialty food ingredients company, through a public tender offer under Danish law. Between May 19, 2011 and September 22, 2011, the Company acquired all of Danisco’s shares that remained outstanding.

Prior to the acquisition, Danisco sold food additives, such as cultures, enablers and sweeteners, and animal nutrition products into Iran.  Sales of these products continue after the acquisition for humanitarian reasons under the general license issued by OFAC effective October 12, 2011 and totaled about $3.6 million in 2011.

Sudan

In 2009 DuPont’s Pioneer business, through a wholly owned, non-US subsidiary, acquired a 20 percent minority interest in Pannar Seed (Pty) Limited, (“Pannar”), a South African-based seed business with operations throughout Africa and internationally. Pannar sells agricultural seed into Sudan. Pioneer and Pannar have appealed the October 2011 decision by the South African Competition Tribunal upholding an earlier decision by the South African Competition Commission prohibiting Pioneer’s proposed acquisition of a majority share of Pannar.

The Company did not have any sales into Sudan in 2009 or 2010. Sales of about $62,000 in 2011 reflect sales of Danisco food additives into Sudan.

Syria

DuPont’s non-U.S. subsidiaries may consider requests to sell non-U.S. products, mostly food additives, disinfectant, titanium dioxide, crop protection products and refinishes, into Syria if approved by DuPont’s European-based trade committee. This committee has established policies and procedures designed to insure that sales into Syria are compliant with applicable trade laws and the Company’s policies.

Sales to customers in Syria totaled approximately $1.0 million in 2009; $1.7 million in 2010 and $4.0 million in 2011. The increase from 2010 to 2011 reflects the sales of Danisco food additives.

DuPont’s sales to Iran, Sudan and Syria constituted about 0.01% of consolidated net sales in 2009; 0.01% in 2010 and 0.02% in 2011. These sales are not material to DuPont’s operations or financial results and the Company believes that its compliance program mitigates any potential investment or reputational risk that its limited contact with Iran, Sudan and Syria may present.

Item 1. Business, page 1

2.              In future filings, please include for each segment a measure of profit or loss and total assets for each of the last three fiscal years. Alternatively, please include a cross reference to this data in the financial statements. See Item 101(b) of Regulation S-K.

In our Annual Report on Form 10-K for the year ended December 31, 2011, DuPont included sales, pre-tax operating income and pre-tax operating income margin by segment for each of the last three fiscal years within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of

Operations (“MD&A”).  In addition, we included sales, pre-tax operating income and assets by segment for each of the last three fiscal years in Note 21, page F-41 of the Company’s consolidated financial statements.  In future filings, in accordance with Item 101(b) of Regulation S-K, we will include a cross reference in Item 1, Business, to this data in Item 7, MD&A and the Company’s consolidated financial statements.

Item 1A. Risk Factor, page 8

3.              We note your risk factor on page eight relating to the risks associated with the price increases for energy and raw materials. In future filings, please revise this risk factor to provide specific examples of how changes in the pricing or availability of energy and raw materials have impacted the operation of your business, including discussing any specific material impact on operating results. To the extent applicable and material, your revised risk factor should include a discussion of the recent volatility in the price and availability of natural gas and oil.

Where significant to the Company’s results on a segment or consolidated basis, DuPont discusses how changes in pricing or availability of energy and raw materials have impacted the Company’s business within MD&A rather than in the Risk Factors. For example, on page 18, we disclosed that consolidated cost of goods sold and other operating charges as a percentage of net sales was 73 percent, unchanged from prior year, as selling price increases of $3.6 billion were offset by $2.0 billion of inflation in raw material, energy and freight costs.  In addition, beginning on page 21, we provided qualitative disclosure in relation to the impact of higher raw material and energy costs on segment revenues.  This allows the Company to quantify the impact and avoids duplicative disclosure. In future filings, the Company will explain in its Risk Factors how changes in the pricing or availability of energy and raw materials have impacted its business operations by providing examples of specific material impacts, if any, on its operating results where such impacts are indicative of risks unique to DuPont.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Analysis of Operations, page 17

4.              We note that in your year over year discussion for each of your segments you quantify the effect of price, currency, volume and portfolio mix on the total percent change in net sales, but often provide only a general description of the reasons underlying such changes. For example, we note that in your earnings call for the fourth quarter of 2011 you provide additional information about the factors contributing to the changes in your line items, including, for example, quantifying the effects of destocking in various segments, noting the effect of the delays in launch timing for smartphones and tablet PCs, and discussing the specific impact of sales in Latin America. We also note that you provide general disclosure in the MD&A that higher raw material and energy costs impacted revenues, but that you do not quantify the impact or disclose which specific raw material and energy costs impacted revenues. Please note that Management’s Discussion and Analysis should identify and address key variables and other qualitative and quantitative factors which are unique to you and necessary for an understanding and evaluation of your company. Please revise your Management’s Discussion and Analysis in your future filings to provide such analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Throughout our quarterly reporting process, our investor relations and external reporting teams work closely together to identify and analyze the key variables and other qualitative and quantitative factors necessary for an understanding and evaluation of the Company. This process includes meeting with business finance managers to understand material items impacting the quarter, as well as the review of the earnings call script and the investor relations presentation to ensure consistency, as applicable, with our disclosures within the Form 10-Q or 10-K.

Our approach to MD&A is to focus on the key drivers that are material to our earnings, which include selling prices, volume and portfolio changes.  We quantify these key drivers both at the consolidated level and within each segment.  We complement this quantitative analysis with a qualitative discussion within each segment in an effort to provide additional context to our earnings results.

We reviewed our MD&A disclosures and earnings call transcript in response to the Staff’s comment and noted the following:

•                  The practice of customer destocking is not a measure that is quantifiable.  We have not quantified the effects of destocking in either our earnings call or in our segment MD&A.  We believe such a practice can only be identified through discussion with customers coupled with a review of internal and market data.  To quantify an impact would require us to estimate how much a customer would have bought absent economic conditions, which we believe is highly judgmental and would not be a meaningful numeric figure.  Rather, we believed that communicating the fact that customers are actively managing inventory levels through destocking provides a reader of the MD&A a valuable qualitative data point from the “eyes of management” that can be used in their analysis of our reported and future results.

•                  We noted in our earnings call for the fourth quarter of 2011 that delays in the launch timing for smartphones and tablet PC impacted the Electronics & Communications segment results.  This was not deemed a material change in the year-over-year MD&A.  We did discuss within MD&A on page 22 that Electronics & Communications segment results were impacted by “softness in consumer electronics.”

•                  We disclosed that volume growth in Latin America was driven by Agriculture, Safety & Protection and Performance Coatings on page 17 within MD&A and again mentioned Latin America sales growth within the Agriculture discussion on page 21.  Given the continued importance of our growth from developing markets, we will make certain to address material impacts from this growth in both our earnings call and MD&A to ensure consistency in our future filings.

•                  With regard to the impact of raw material and energy costs, we focused our quantitative discussion in MD&A on the fact that our ability to execute on sales price increases compensated for the impact of our rising input costs.  We provided specific discussion within Electronics & Communications and Performance Chemicals segment MD&A regarding sales price increases due to higher costs of raw materials, for example pass-through of metals prices and flourochemicals and industrial chemicals inputs.  In future filings, we will continue to provide this level of information to ensure our investors understand the impact of raw material and energy costs on our earnings results.

The Company believes that it has complied with Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to identifying and addressing key variables and other qualitative and quantitative factors which are necessary in understanding and evaluating the Company within the Annual Report on Form 10-K for the year ended December 31, 2011.  In future filings with the Commission, we will remain mindful of the importance of a consistent message between our earnings call and SEC filings, including an appropriate balance of quantitative and qualitative disclosures.

Imprelis, page F -23

5.              Please tell us whether it is reasonably possible that losses related to the Imprelis issue, in excess of the amounts accrued, could be material. In addition, tell us why you cannot develop information related to this contingency that would allow you to make a minimum estimate in a range of loss for unasserted claims.

Since receiving claims alleging that the use of Imprelis® herbicide caused damage to certain trees in 2011, we have instituted a timely process to validate such claims and administer a process to fairly resolve claims associated with the use of Imprelis®.  On November 8, 2011, the deadline to file claims was extended to February 1, 2012 as the result of customers informing us that it may be difficult to finalize and complete the claims process by the initial November 30, 2011 deadline.  The Company continues to receive claims, albeit at a significantly decreased rate, and expects to consider claims received after the deadline as part of this process.

In evaluating claims for damage, there are several variables that impact the potential value of a claim, including the number of trees on a property, the species of tree with reported damage, the height of the tree, the extent of damage and the possibility for the impacted trees to naturally recover over time.  Upon receiving claims, we check the accuracy and validity of the claim in order to arrive at a cost estimate, which often requires physical verification of the claimed damage.  As of December 31, 2011, we had completed our process for golf courses and certain other large properties.

The remaining properties vary in size, location and include residential and nonresidential properties that were treated by a variety of lawn care operators from sole proprietors to larger regional companies. The reported number and maturity of damaged trees varies significantly among these properties. The lack of commonality amongst the remaining properties complicates our ability to complete our validation process and arrive at a best estimate for the contingency.

For these reasons, we concluded that our findings with respect to the properties for which the process was concluded as of December 31, 2011 could not be extended to the remaining properties. Further, it was winter and our research indicated that certain impacted trees might be able to naturally recover during the spring.

DuPont believes that the number of unasserted claims, if any, is limited due to the fact that sales of Imprelis® were suspended in August 2011 and therefore the product was last applied during the 2011 spring application season. Furthermore, DuPont has publicized its claims process in addition to directly notifying lawn care operators and golf courses. DuPont cannot estimate the potential liability for unasserted claims because the product was applied by third party lawn care operators and, as a result, DuPont does not have direct information about all of the properties on which Imprelis® was used. Also, the nature and extent of potential damage to properties is site specific and can vary significantly based on the height of the tree, species of tree, topography of the surrounding area and ability of any individual tree to naturally recover.  As a result, the considerations surrounding probability of a new claim being asserted and evaluation of the possibility of an unfavorable outcome are not determinable.

Due to the above, we could not reasonably estimate the contingent liability related to the remaining properties and unasserted claims. As a result, we based our accrual as of December 31, 2011, only on the specific claims for which we had completed our validation process by the filing date of our 2011 Annual Report and for which a natural recovery in the spring appeared unlikely.  The accrual at December 31, 2011, represented our best estimate of the loss incurred.

The existence of claims pending validation indicates that it is reasonably possible that additional losses have been incurred.  Therefore, our disclosure on page F-23 of our 2011 Annual Report indicates that “Additional charges could be incurred, but can be reasonably estimated only after claims are made known and the company’s review processes are completed.”  It is possible additional charges could be material.

For purposes of our first quarter 2012 financial statements, we will adjust our accrual based on the claims validated.  In addition, we intend to provide additional information with regard to our exposure based primarily on claims submitted through the February 1, 2012 deadline thereby providing our range of potential losses beyond the amounts accrued.

Litigation — PFOA, page F-24

6.              Please tell us how you have accounted for the costs to provide state-of-the-art water treatment systems in the six area water districts. Please also quantify the amounts, by period and in total, since inception of the systems.

As disclosed in Note 15, page F-24 of the Company’s consolidated financial statements, the Company settled the class action, captioned Leach v DuPont, in 2004. Among other obligations, the settlement agreement requires the Company provide state-of-the-art water treatment systems designed to reduce the level of PFOA (collectively, perfluorooctanioc acids and salts, including the ammonium salt) in water to six area water districts and private well users. DuPont must also fund a series of health studies by an independent science panel of experts (the “C8 Science Panel”) in the communities exposed to PFOA to evaluate available scientific evidence on whether any probable link exists between exposure to PFOA and human disease. The settlement agreement provides that DuPont’s obligation to provide water treatment continues at a minimum until the C8 Science Panel completes its work under the settlement; if the C8 Science Panel makes a probable link finding, DuPont’s obligation to provide water treatment is extended.

In December 2011, the C8 Science Panel announced that on the basis of epidemiologic and other scientific data available, the panel has concluded that there is a probable link, as defined in the settlement agreement, between exposure to PFOA and pregnancy-induced hypertension, which includes preeclampsia.  As result, the Company must continue to provide water treatment until all obligations under the settlement agreement are met.

The Company records costs associated with the water treatment systems in accordance with Accounting Standards Codification 410, Asset Retirement Obligations and Environmental Liabilities. The amounts recorded were based upon the Company’s best estimate of the costs required to design and monitor the water treatment systems for each of the six area water districts and private well users. All systems are operating.

Below are the amounts, by period and in total, since inception of the systems:

Water Treatment System Costs

(dollars in millions)

	2004	2005	2006	2007	2008	2009	2010	2011	Total
Provision	13	0	6	0	3	0	1	14	37
Payments	0	(3)	(4)	(7)	(4)	(2)	(2)	(2)	(24)
Balance	13	10	12	5	4	2	1	13

The increase in the accrual from 2010 to 2011 reflects the impact of the C8 Science Panel’s probable link finding on DuPont’s obligations to provide water treatment to the six area water districts and private wells. The accrual of $13 million for water treatment system costs is reflected in the accrual of $16 million for PFOA matters disclosed in Note 15, page F-24 of the consolidated financial statements.

In connection with our response to the Staff’s Comments, DuPont acknowledges the following:

•                  DuPont is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  DuPont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (302) 774-1000 should you require further information or have any questions.

Very truly yours,

/s/ Nicholas C. Fanandakis

Nicholas C. Fanandakis
Executive Vice President &
Chief Financial Officer
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Telephone: (302) 774-1000
Fax: (302) 774-7869